

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Brian Mitts
Chief Financial Officer
VineBrook Homes Trust, Inc.
2515 McKinney Avenue, Suite 1100
Dallas, TX

> **Re: VineBrook Homes Trust, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form 10-12G**
> **Response Dated October 15, 2021**
> **File No. 000-56274**

Dear Mr. Mitts:

We have reviewed your October 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2021 letter.

Amendment No. 4 to Registration Statement on Form 10-12G Filed September 8, 2021

General

1. We note that your disclosure of the Pro Forma Statement of Operations Data is not in accordance with Article 11 of Reg S-X. Please remove the pro forma information, including the labeling and adjustments. However, we do not object to you retaining the unaudited, unadjusted financial information provided by the sellers as material information. Please also expand your MD&A discussion to discuss the material impact that the acquisitions are reasonably likely to have on your revenues and expenses. See Item 303(b)(2)(ii) of Regulation S-K for reference.

2. Please provide us with the summary of the revised OP LPA which you propose to include

in future filings. In this regard, it appears your disclosure should describe that the makeup of the Partnership Board will be determined by the mutual consent of you and an affiliate of your Adviser, and how this arrangement compares with the economic interests in the operating partnership. It should also disclose Mr. Dondero's continued affiliation with your Adviser, clarifying whether Mr. Dondero retains shared voting and dispositive power of the OP Units held by NexPoint Advisors, L.P., or if another person now beneficially owns such securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at (202) 551-3805 or Kristina Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Justin S. Reinus, Esq.